UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TuHURA Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

898920103
(CUSIP Number)

Vijay Patel
K & V Investment One, LLC
6903 Congress St.
New Port Richey, FL 34653
(941) 380-6942
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 898920103
1	NAME OF REPORTING PERSONS Vijay Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,346,430 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,346,430 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,346,430 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*
14.	TYPE OF REPORTING PERSON IN

(1)  Consists of (i) 7,999,557 shares of common stock, par value $0.001 (the “Common Stock”), of the Issuer held by K & V Investment One, LLC (“K&V Investment”) and (ii) 4,364,873 shares of Common Stock issuable pursuant to currently exercisable warrants that are held by K&V Investment. Mr. Vijay Patel is the manager of K&V Investment and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Mr. Patel disclaims beneficial ownership of the shares held by K&V Investment except to the extent of his pecuniary interest therein.

*
Percent of class is calculated based on 42,030,226 shares of Common Stock of the Issuer outstanding as of October 21, 2024, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2024. The percentage of ownership reported was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

 ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of TuHURA Biosciences, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10500 University Drive, Suite 110, Tampa, Florida 33612. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Vijay Patel (the “Reporting Person”). The address of the Reporting Person is 6903 Congress St., New Port Richey, FL 34653.

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 2, 2024, Kintara Therapeutics, Inc. (“Kintara”), Kayak Mergeco, Inc., a wholly-owned subsidiary of Kintara incorporated in the State of Delaware (“Merger Sub”), and TuHURA Biosciences, Inc. (“TuHURA”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), which, among other things, provided for Merger Sub to merge with and into TuHURA, with TuHURA surviving as a direct wholly-owned subsidiary of Kintara and the surviving corporation (the “Business Combination”).

On October 18, 2024, the parties to the Merger Agreement consummated the Business Combination in accordance with the Merger Agreement (the “Closing”). All references to “Kintara” refer to the Issuer prior to the Closing, and all references to TuHURA refer to TuHURA Biosciences, Inc. prior to the Closing.

Immediately prior to the Closing, the Reporting Person held 44,715,242 shares of common stock and 24,398,396 shares of common stock issuable pursuant to currently exercisable warrants of TuHURA. In the Business Combination, shares of TuHURA immediately prior to the Closing were converted into the right to receive shares of Common Stock at an exchange ratio of 0.1789 (after giving effect to a 1-for-35 reverse stock split of the shares of common stock of Kintara immediately prior to the Closing). At the Closing, the Reporting Person’s shares were converted into 7,999,557 shares of Common Stock and 4,364,872 shares of common stock issuable pursuant to currently exercisable warrants of the Issuer.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Person acquired the securities described in this Schedule 13D in connection with the Closing. The Reporting Person is a holder of five percent or more of shares of Common Stock of Issuer.

The Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Person may change his purpose or formulate plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Person beneficially owned 12,364,430 shares of Common Stock, which represents 26.7% of the outstanding shares of Common Stock, which is comprised of (i) 7,999,557 shares of Common Stock held directly by K&V Investment, and (ii) 4,364,873 shares of Common Stock issuable upon the exercise of currently exercisable warrants held by K&V Investment. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b) As of the date hereof, the Reporting Person has sole voting and dispositive power over 12,364,430 shares of Common Stock, which includes (i) 7,999,557 shares of Common Stock, and (ii) 4,364,873 shares of Common Stock issuable upon the exercise of currently exercisable warrants held by K&V Investment.

(c) Except as described in Item 3, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Reporting Person, except for those matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1
Agreement and Plan of Merger, dated as of April 2, 2024, by and among Kintara Therapeutics, Inc., Kayak Mergeco, Inc., and TuHURA Biosciences, Inc. (incorporated by reference to Exhibit 2.1 of Kintara’s Current Report on Form 8-K filed with the SEC on April 3, 2024).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

/s/ Vijay Patel
Name: Vijay Patel

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